UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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SCHEDULE 13D

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Under the Securities Exchange Act of 1934

(Amendment No. __)*

Apollo Medical Holdings, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

03763A207

(CUSIP Number)

Tin Kin Lee, Esq.

1811 Fair Oaks Avenue

South Pasadena, CA 91030

(626) 229-9828

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 14, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 03763A207	13D	Page 2 of 5 Pages

1	NAME OF REPORTING PERSONS Network Medical Management, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS BK
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION California
	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 2,222,222
		8	SHARED VOTING POWER 0
		9	SOLE DISPOSITIVE POWER 2,222,222
		10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,222,222
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 31.4%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 03763A207	13D	Page 3 of 5 Pages

ITEM 1.	SECURITY AND ISSUER

The name of the issuer is Apollo Medical Holdings, Inc., a Delaware corporation (“Issuer”), which has its principal executive offices at 700 N. Brand Blvd., Suite 220, Glendale, CA 91203. This statement relates to the Issuer’s class of common stock, $.001 par value per share (“Common Stock”).

ITEM 2.	IDENTITY AND BACKGROUND

This statement is filed by Network Medical Management, Inc., a California corporation (the “Reporting Person”), whose principal office is located at 1668 S. Garfield Ave., 2nd Floor, Alhambra, CA 91801.  The principal business of the Reporting Person is providing management and administrative services to medical groups, independent physician practice associations and other healthcare organizations.

During the last five years, the Reporting Person has not been convicted in a criminal proceeding.

In addition, during the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

100% of the funds used by the Reporting Person to purchase beneficial ownership of shares of the Company’s Common Stock was obtained from a bank loan/line of credit, which was made in the ordinary course of business by a FDIC-insured bank. (See Exhibit A.) The total funds borrowed under the bank line of credit to acquire such beneficial ownership was $10 million. The Reporting Person has identified the name of the Reporting Person’s bank to the Secretary of the Commission and requested that the name of such bank not be made available to the public.

ITEM 4.	PURPOSE OF TRANSACTION.

The Reporting Person believes that the purchase of beneficial ownership of shares of the Company’s Common Stock represents an attractive investment and potentially attractive business opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Person, and the availability of shares of the Company’s Common Stock at prices that would make the purchase of additional shares desirable, the Reporting Person may endeavor to increase its position in the Company through, among other things, the purchase of additional shares of the Company’s Common Stock on the open market or in private transactions, at such time and on such terms as the Reporting Person may deem advisable.

The Reporting Person does not have any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon completion of any of the actions discussed above. The Reporting Person intends to review its investment in the Company on a continuing basis and engage in discussions with management and the Board of Directors of the Company concerning the business, operations and future plans of the Company.

The Reporting Person is regularly reviewing the Company’s publicly announced business plans, as stated in the Company’s press releases and SEC filings.  Depending upon various factors, including without limitation, the Company’s financial position and investment strategy, the price levels of the shares of the Company’s Common Stock, conditions in the securities market and general economic and industry conditions, the Reporting Person may in the future take such actions with respect to its investment in the Company as it deems appropriate, including without limitation, purchasing additional shares of the Company’s Common Stock, selling some or all of its shares of the Company’s Common Stock, effectuating a merger or other business combination, or changing its intention with respect to any and all matters referred to in this Item 4.

CUSIP No. 03763A207	13D	Page 4 of 5 Pages

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

(a)

As of the date of this report, the Reporting Person beneficially owned a total of 2,222,222 shares of Common Stock of the Issuer, which is approximately 31.4% of the class of Common Stock, as calculated in accordance with Rule 13d-3 under the Securities Exchange Act of 1934. The Common Stock beneficially owned includes 4,863,389 shares of Common Stock issued and outstanding, 1,111,111 shares of Common Stock that may be acquired upon conversion of Series A Preferred Stock that is currently convertible, and 1,111,111 shares of Common Stock that may be acquired upon exercise of a currently exercisable Warrant. Rule 13d-3 provides, in part, that shares are deemed to be beneficially owned by a person if the person has the right to acquire the shares (for example, upon conversion of preferred stock or exercise of an option or warrant) within 60 days. In computing the percentage ownership of any person under Rule 13d-3, the amount of shares outstanding is deemed to include the number of shares beneficially owned by such person (and only such person) by reason of these acquisition rights. As a result, the percentage of outstanding shares of the person does not necessarily reflect a person’s actual ownership or voting power with respect to the number of shares of Common Stock actually outstanding. According to the Issuer’s most recent quarterly report, which was filed with the Securities and Exchange Commission on August 28, 2015, the Issuer had 4,863,389 shares of Common Stock issued and outstanding as of June 30, 2015.

(b)

The Reporting Person has sole voting and dispositive power with respect to the securities of the Issuer beneficially owned by the Reporting Person.

(c)

There were no transactions involving Common Stock that were effected by the Reporting Person during the past sixty days.

(d)

No person other than the Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities beneficially owned by the Reporting Person.

(e)

Item 5(e) is not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The information required by this Item 6 is provided in Items 3, 4 and 7 of this Statement.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

Exhibit A - Loan documents pertaining to the borrowing of funds to finance the acquisition as disclosed in Item 3.

CUSIP No. 03763A207	13D	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:

October 26, 2015

Network Medical Management, Inc.

By:	/s/ Thomas Lam, M.D.
Name: Thomas Lam, M.D.
Title: Chief Executive Officer